UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sea Breeze Power Corp.

(Name of Issuer)

COMMON STOCK

 (Title of Class of Securities)

811327105

 (CUSIP Number)

Shaye Richardson
Sea Breeze Power Corp.
Lobby Mail Box 91
Suite 1400, 333 Seymour Street
Vancouver, BC
CANADA V6B 5A6

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 1999

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811327 10 5

1.     Names of Reporting Persons Henry Pruitt Anderson III
I.R.S. Identification Nos. of above persons (entities only): 550 623 419

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   N/A
(b)   N/A

3.	SEC Use Only:

4.     Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.     Citizenship or Place of Organization:  United States of America

 Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	15,471,350 Shares (1)

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	15,471,350 Shares (1)

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,471,350 Shares (1)

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 21% (2)

14.   Type of Reporting Person (See Instructions) IN

Notes:
(1)
The securities consist of: (a) 13,277,570 outstanding common shares of the Issuer; (b) 597,847 common shares issuable upon exercise of option (the “Options”); (c) 923,340 common shares issuable upon exercise of share purchase warrants (the “Warrants”); and (d) 672,593 common shares issuable upon conversion of outstanding principal and accrued interest to December 31, 2006 under a debenture in the principal amount of CDN$216,288.43 (US$184,043.93(3)) (“the Debenture”).

CUSIP No. 811327 10 5

(2)	Based upon 71,011,709 common shares of the Issuer outstanding at January 22, 2007.

(3)	Based on the noon buying rate in New York on January 18, 2007 of CDN$1.1752:US$1.00, as certified by the Federal Reserve Bank of New York for customs purposes.

CUSIP No. 811327 10 5

ITEM 1.	SECURITY AND ISSUER.

The statement relates to common shares without par value in the capital of Sea Breeze Power Corp. (the “Issuer”), a corporation incorporated in the Province of British Columbia, Canada. The principal executive offices of the Issuer are located at Suite 1400 - 333 Seymour Street, Vancouver, British Columbia, Canada V6B 5A6.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Henry Pruitt Anderson III (the “Reporting Person”).

(b)	Residence or Business Address:

The business address is as follows:

Pioneer Nursery
3740 Caldwell Ave.
Visalia, CA 93277

(c)   Present Principal Occupation and Employment:

The Reporting Person is a director of Sea Breeze Power Corp. The Reporting Person has served in this capacity since June 30, 1999. The Reporting Person is co-owner of Pioneer Nursery in Visalia, California.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person paid for these shares out of his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The purchase of the shares by the Reporting Person is for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

Beneficial Ownership. The Reporting Person is the beneficial owner of 15,471,350 common shares of the Issuer, representing approximately 21% of the Issuer’s common shares (based upon 71,011,709 common shares of the Issuer outstanding at January 22, 2007), consisting of:

(i)	13,277,570 outstanding common shares registered in the name of the Reporting Person;

(ii)	597,847 common shares issuable within 60 days hereof upon the exercise of the Options;

(iii)	923,340 common shares issuable within 60 days hereof upon the exercise of the Warrants; and

(iv)	672,595 common shares issuable upon conversion of outstanding principal and accrued interest to December 31, 2006 under the Debenture in the principal amount of CDN$216,288.43(US$155,500).

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Save and except as disclosed in this filing, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2007
Date

/s/ Henry P. Anderson III
Signature

Henry P. Anderson III
Name/Title